CLEAN ENERGY FUELS CORP.
3020 Old Ranch Parkway, Suite 200
Seal Beach, California 90740

May 22, 2007

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings Assistant Director
  Re:
  Clean Energy Fuels Corp.
  Registration Statement on Form S-1/A (File No. 333-137124)
  Filed May 21, 2007

Dear Mr. Owings:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Clean Energy Fuels Corp. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced registration statement on Form S-1/A (the "Registration Statement") to become effective at 3:00 p.m., Eastern time, on Thursday, May 24, 2007, or as soon thereafter as practicable.

        In connection with this request, the Company hereby acknowledges that:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please confirm that the Registration Statement has been declared effective by telephoning John J. Hentrich of Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8942. Questions or comments with respect to this request or the Registration Statement may be directed to Mr. Hentrich by telephone or facsimile at (858) 847-8465.

        Thank you for your consideration in this matter.

                      Very truly yours,

                      CLEAN ENERGY FUELS CORP.

                      By: /s/ Richard R. Wheeler

                            Richard R. Wheeler
                            Chief Financial Officer

cc:
John Fieldsend, Esq.
Securities and Exchange Commission

John J. Hentrich, Esq.
Robert L. Wernli, Jr., Esq.
Sheppard, Mullin, Richter & Hampton LLP